82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/389/2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

October 12, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoe
Bangkok 10110

05011883

SUPPL

Dear Sir,

Subject: Establishing Diamond Petroleum Company Limited

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that PTTEP has established Diamond Petroleum Company Limited (a subsidiary of PTTEP) on September 9, 2005 to carry out petroleum exploration and development activities in Thailand.

Diamond Petroleum Company Limited's fully-paid up registered capital is US 50,000 dollars, consisting of 50,000 ordinary shares at US 1 dollars each, with 100% shareholding by PTTEP Offshore Investment Company Limited (a subsidiary of PTTEP). Further information will be disclosed to The Stock Exchange of Thailand in due course.

Yours sincerely,

Maroot Mrigadat
President

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

10/19